

Adobe Systems
Option Exchange Program

Institutional Investor Presentation
Annual Meeting of Stockholders
April 9, 2003



Option Exchange Program
Rationale



- **Stock options are a critical component of Adobe's compensation, incentive, and retention programs**

- **Many employees have a significant portion of options underwater, which are non-motivating**

- **Exchange creates retention tool and aligns employee goals with those of stockholders**

- **Exchanged options returned to the reserve could fund annual stock and new hire grants until 2004 stockholder meeting**

- **Value neutral exchanges avoid dilution in ownership that normally result from supplemental grants of stock options**



Option Exchange Program
Details

- **6 month+1 day exchange program**

- **Complies with ISS guidelines for stockholder approval**
  - Excludes Adobe officers and directors
  - Value neutral (i.e. "value-for-value") exchange ratios

- **Restart 3-year vesting schedule with 1-year cliff vest, and monthly vesting thereafter**

- **6-year term**

- **100% participation by employees would equate to ~10% reduction in outstanding options**

- **Submitting proposal to stockholders for approval even though not required to do so**